620 Freedom Business Center
Suite 200
P. O. Box 62330
King of Prussia, PA 19406
(610) 205-6000 Fax (610) 337-4374
www.stevenslee.com
June 29, 2009
VIA EDGAR
Mr. Michael Rosenthal
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010
Phone: (202) 551-3674
Fax:      (202) 772-9217

Re:	Penn Millers Holding Corporation Registration Statement on Form S-1/A Filed April 30, 2009 File No. 333-156936
Dear Mr. Rosenthal:
     On behalf of Penn Millers Holding Corporation (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated May 15, 2009, related to the above-referenced Registration Statement (the “Registration Statement”). In response to the comments in the Staff’s letter, the Company has amended the Registration Statement and the Company is filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this response letter.
     We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment. Page references in the Company’s responses reference Amendment No. 2.
General
1.	We note your statement on the cover page that you are offering shares in a subscription offering and that you will simultaneously conduct a community offering and may
Philadelphia     •     Reading     •     Valley Forge     •     Lehigh Valley     •     Harrisburg     •     Lancaster     •     Scranton
Williamsport     •     Wilkes-Barre     •     Princeton     •     Cherry Hill     •     New York     •     Wilmington
A PROFESSIONAL CORPORATION

U.S. Securities and Exchange Commission
Division of Corporate Finance
June 29, 2009

simultaneously conduct a syndicated offering. The disclosure relating to these offerings is unclear. In some discussions in your document, it appears that you are conducting three separate offerings. In other discussions, it appears that the minimum and maximum for the subscription offering are actually the minimum and maximum for all three offerings. Thereby indicating that the three offerings are actually the same offering but that there will be different marketing efforts directed towards the different potential investor classes. Please revise your document to clarify whether this registration statement is intended to be used for all three offerings and whether the minimum and maximum apply to the number of shares sold in the combined offerings. If you are conducting one offering with three different marketing plans or phases, please refrain from calling any one “the offering.” Additionally, note that statements that one of the offerings may occur subsequent to the subscription offering may be interpreted to mean that such offering will be conducted after the subscription offering has closed and funds have been released from escrow.
         Response: We have revised the disclosure in the Registration Statement to clarify that (i) the subscription, community and syndicated offerings are all part of the same offering, (ii) the three phases of the offering may be conducted concurrently, (iii) the only differences in the phases of the offering are which purchasers will be given priority in the event of an oversubscription and the commission paid to brokers, and (iv) the minimum and maximum number of shares to be sold apply to all three phases of the offering in the aggregate. We have also revised the disclosure to clarify that no funds will be released from escrow until all of the offerings have been completed.
2.	Please disclose the relationship between Stevens & Lee, P.C. and Griffin Financial Group. Please describe the material terms of the engagement letters with Stevens & Lee and Griffin Financial for legal services and advisory services. Also, include a risk factor which highlights, quantifies and explains any conflicts and risks posed to investors by the affiliations and agreements between the Registrant, Stevens & Lee and Griffin Financial.
         Response: The relationship between Stevens & Lee and Griffin Financial Group and the material terms of the engagement letters between Penn Millers and Stevens & Lee and Griffin Financial Group are described on pages 123 and 124 of the prospectus under “THE CONVERSION AND OFFERING – Marketing and Underwriting Arrangements” We have added a risk factor titled “Because Stevens & Lee is acting as legal counsel to us and to its affiliate, Griffin Financial, in this transaction, a conflict of interest exists which may adversely

U.S. Securities and Exchange Commission
Division of Corporate Finance
June 29, 2009

affect us.” at page 27 describing the potential risks and conflicts of interest posed to investors by the affiliations and agreements between Stevens & Lee, Griffin Financial Group, and the Company.
3.	We note your response that you have had a conversation with the Pennsylvania Insurance Department in which you were assured there were no objections to your company’s conversion and offering. Please provide us with copies of and comment and response letters you have submitted or received from the Pennsylvania Department or other regulators in connection with the conversion.
         Response: Hard copies of our exemption order request to the Pennsylvania Insurance Department (the “Department”) have been sent to the Staff. No written response materials from the Department have been received as this time. However, when we receive this response from the Department, it will be sent to the Staff. We anticipate a written response approving the conversion from the Department on or around July 3, 2009.
4.	Do you plan to use any supplemental or additional material or disclosure in connection with the community and syndicated offerings? If you do, please file these materials.
         Response: The materials that we plan to use in connection with the subscription and community offerings have been filed with this Amendment No. 2 as Exhibits 99.3, 99.4 and 99.5. At this time, we anticipate that the same materials will be used in the syndicated community offering. In the event of a syndicated community offering, a post-effective amendment will be filed to disclose the identity of any best efforts underwriters participating in the syndicated community offering and to disclose the compensation that would be paid to any such underwriters.
5.	Supplementally, tell us what you plan to file if you decide to proceed with the syndicated offering, and generally what disclosures you will make in additional filings. This should include and notice you will provide to purchasers in the subscription and community offerings, as well as solicitation materials you will file or deliver to potential purchasers in the syndicated offering.
         Response: In the event that the Company elects to conduct a syndicated offering, the Company will file a post-effective amendment to the Registration Statement to include the name of any participating best efforts underwriters in the prospectus and to disclose the

U.S. Securities and Exchange Commission
Division of Corporate Finance
June 29, 2009

compensation that will be paid to any participating underwriters. No notice will be provided to purchasers in the subscription or community offerings that the Company has elected to sell additional shares in a syndicated offering, and no other solicitation materials will be filed or delivered to potential purchasers in the syndicated offering.
6.	We note that you are proposing to conduct the subscription and community offerings simultaneously. Given the priorities among the different offerees, supplementally, tell us why you are conducting the offerings at the same time and not consecutively. It appears that all of the funds from each offering will be held in escrow until the offering is complete and if filled, then returned without interest.
         Response: Traditionally, the subscription offering and the community offering are conducted at the same time in connection with the conversion of both mutual savings banks and mutual insurance companies. This reduces the total time that the offering remains open while providing sufficient time for the potential purchasers in the subscription offering to make an informed investment decision. Unlike conversions of mutual savings banks, the purchasers eligible to purchase in the subscription offering phase of mutual insurance company conversions never purchase a sufficient number of shares to complete the offering. You are correct that, excluding funds received from purchasers whose orders are rejected, all of the funds received in connection with both the subscription offering and the community offering are held in escrow until the offering is completed. If orders for the minimum number of shares are not received and accepted and all other conditions to closing the conversion are not satisfied, the funds are returned to the people who submitted orders, without interest.
7.	We note your response to our prior comment 4. Please note our staff position is that Rule 10b-9 of the Exchange Act requires that in the event of:
•	an extension of the offering period;

•	a change in the offering price;

•	a change in the minimum purchase required of an individual investor;

•	a sale of sufficient securities to affiliates or the underwriter to meet the minimum;

•	a change in the amount of proceeds necessary to break escrow; or

•	a change in the application of proceeds,

U.S. Securities and Exchange Commission
Division of Corporate Finance
June 29, 2009

the proceeds received by the issuer must be returned to the purchasers at least contemporaneously with the institution of the new offer to be made by means of a post-effective amendment. The only exception to this position is a situation in which the original date by which the minimum must be received and escrow broken is extended by the latest extension contemplated in the original prospectus. In this one instance, we will not raise any objection if you file a post effective amendment for the purpose of notifying all persons who have subscribed to the offering of the extension of the offering period and informing purchasers that their money will be refunded pursuant to the terms described in the prospectus unless the purchasers make an affirmative statement to the issuer that they wish to subscribe to the extended offer. This exception is conditioned on either receipt of the affirmative reconfirmation prior to the date upon which the original offering would terminate or the prompt refund of such funds to the subscribers. Therefore, in the event of any other change your company would be required to return the funds to all subscribers, and then resolicit those funds under the new terms of the offer using the revised prospectus. Please revise your disclosure to reflect this position.
         Response: We agree with the Staff’s position regarding the necessity of returning the proceeds to the purchasers contemporaneously with the filing of a post-effective amendment to the Registration Statement and the commencement of a new offering upon the occurrence of any of the events that are described above. We have revised the disclosure in the Registration Statement at pages 9, 11, 115 and 121 of the prospectus to clarify that the proceeds will be returned to the purchasers unless the extension of the offering period is contemplated in the original prospectus and the Company receives an affirmative statement that the purchaser wishes to subscribe to the extended offer.
8.	We note your response to comment 20. Your registration statement now states that your common stock is being offered for sale in connection with the conversion of Penn Millers Mutual from the mutual to the stock form. In an appropriate location in your document, please explain the differences between the two forms such that an investor can understand them and explain the implications of the conversion to the company and to the shareholders.
         Response: This disclosure appears on pages 5 and 110 of the prospectus.

U.S. Securities and Exchange Commission
Division of Corporate Finance
June 29, 2009

9.	We note that your conversion involves the issuance of subscription rights to your eligible members, ESOP and officers, directors and employees. Please tell us what exemption from registration you are relying on and provide us with an analysis supporting your determination that this exemption is available for this issuance.
         Response: No subscription rights are being issued by the Company to any eligible member of the Company. The subscription rights of eligible members are granted under the Pennsylvania Mutual to Stock Conversion Act. Even if the Staff takes the position that subscription rights are being distributed to the ESOP and directors, officers and employees of the Company, no registration of such distribution is required under the Securities Act of 1933, as amended, because no value is being given for such subscription rights so no “sale” is occurring.
10.	Please update the financial information as required by Rule 3-12 of Regulation S-X.
         Response: We have updated the financial statements of the Company included in the Registration Statement to include the March 31, 2009 and 2008 unaudited financial statements of the Company. We have also updated such other financial information of the Company as is included in the Registration Statement as required under Regulation S-K and the instructions for Form S-1.
Prospectus Summary, page 2
11.	Please revise the disclosure related to your A.M. Best rating on page 2 to state that the A-rating is the fourth highest of fifteen possible ratings.
         Response: This disclosure has been added to page 2 of the prospectus as requested.
12.	We note your revised disclosure in response to comment 8. This disclosure should be as prominent as the disclosure relating to your strategies. Please revise to include this discussion following a separate heading similar to “Our Business Strategies and Offering Rationale.”
         Response: This disclosure has been revised on page 5 of the prospectus to include a heading titled “Risks Related to Our Business.”

U.S. Securities and Exchange Commission
Division of Corporate Finance
June 29, 2009

Risk Factors, page 13
13.	Please consider including a risk factor discussing the possibility of tax implications of receiving and exercising subscription rights. Your risk factor should discuss the court’s opinion in Eugeen A, Fisher, Trustee, Seymore P. Nagan Irrevocable Trust, Plaintiff v. The United States, Defendant (No. 04-1726T), if you believe a risk factor is not warranted, please provide us with an analysis supporting your determination.
         Response: We have revised the risk factor at page 25 of the prospectus, that appears under the heading, “We believe that subscription rights have no value, but the Internal Revenue Service may disagree,” to highlight the possibility of tax implications of receiving subscription rights. We do not believe the risk factor should discuss the court’s opinion in Eugene A. Fisher, Trustee, Seymore P. Nagan Irrevocable Trust, Plaintiff v. The United States, Defendant (No. 04-1726T), because:
(a) as stated on page 131 under “Federal Income Tax Implications – Recent Developments” —
(i) the plan of conversion and the law considered by the court in Fisher were substantially different than the Penn Millers Mutual plan of conversion and the corresponding law of Pennsylvania, and
(ii) we believe the application to the Penn Millers Mutual conversion of the principles that were articulated by the court in Fisher would mitigate, and possibly eliminate, the risk of adverse tax consequences to eligible members upon the receipt of subscription rights in exchange for membership rights, and
(b) we understand that the decision of the court in Fisher has been appealed by the government and, while not free from doubt, we believe the decision may be reversed on appeal.
Unaudited Pro Forma Financial Information
Unaudited Pro Forma Condensed Balance Sheet, page 37

U.S. Securities and Exchange Commission
Division of Corporate Finance
June 29, 2009

14.	Please revise to reference the line item “borrowings under line of credit” to pro forma adjustment (1) to clarify that the amount outstanding as of the latest balance sheet date will be paid with the proceeds from the offering. Revise your assumptions under the “Use of Proceeds” section as appropriate.
         Response: We have added a footnote to the adjustment to the line item “borrowings under line of credit” in the Company’s pro forma balance sheet on page 37 of the prospectus to clarify that the Company intends to use a portion of the proceeds of the offering to repay in full the outstanding principal balance of the Company’s lines of credit. We have expanded the disclosure in the “Use of Proceeds” section on page 32 of the prospectus to clarify the Company’s intention to use a portion of the proceeds from the offering to repay the outstanding principal balance on the Company’s lines of credit.
Unaudited Pro Forma Condensed Statements of Operations, page 39
15.	It appears that pro forma adjustment (1) for investment income on net proceeds is not factually supportable or may not have a continuing impact. Please remove this adjustment or tell us how this adjustment meets the requirement of Rule 11-02(b)(6) of Regulation S-X. This comment also applies to additional pro forma data presented on page 42. Please note you may disclose such amounts in the footnotes.
         Response: We have removed the pro forma adjustment for investment income on net proceeds from the condensed statements of operations on pages 39 and 40 of the prospectus and from the additional pro forma data on page 42 of the prospectus. We have elected to disclose the amount in a footnote to the condensed statements of operations.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Loss and Loss Adjustment Expense Reserves, page 48
16.	Please clarify your disclosure in response to prior comment 25(e)-(g) by stating, if that the actuarial ranges as provided on page 51 are reasonably likely changes in the loss and LAE estimates. Otherwise, disclose the range of reasonably likely changes. In addition, identify and quantify the key assumptions utilized in calculating the low and

U.S. Securities and Exchange Commission
Division of Corporate Finance
June 29, 2009

high points of the ranges and, discuss how and why these assumptions have changed over the periods presented.
         Response: The disclosure to clarify that the actuarial ranges provided on page 51 of the prospectus are reasonably likely changes has been added to page 51 of the prospectus. The disclosure to clarify how our actuaries determine the low and high points of the ranges has also been added to page 51 of the prospectus. Our actuaries determine a range of reasonable reserve estimates which reflect the uncertainty inherent in the loss reserve process. This range does not represent the range of all possible outcomes. The range was determined by line of business and accident year after a review of the output generated by the various actuarial methods utilized. The actuaries reviewed the variance around the select loss reserve estimates for each of the actuarial methods and selected reasonable low and high estimates based on their knowledge and judgment. The method of determining the reserve range has not changed. As disclosed on page 51 of the prospectus, the reserve range generated by our actuaries is consistent with the observed development of the loss reserves over the last few years.
Investments, page 53
17.	Consistent with your response to prior comment 26(b), please clarify that you only receive one quote per instrument from the pricing service.
         Response: The disclosure has been added to page 54 of the prospectus, as requested.
Pension Benefit Obligation, page 57
18.	Please revise your discussion that was provided in response to prior comment 24 to clarify that the potential changes in pension expense provided on page 57 are changes that are reasonably likely.
         Response: We have added to page 58 of the prospectus the requested clarification that we believe that a one half of one percent change in the discount rate and/or the return on pension plan assets has a reasonable likelihood of occurrence.
Recent Accounting Pronouncements, page 78

U.S. Securities and Exchange Commission
Division of Corporate Finance
June 29, 2009

19.	Please expand your disclosure to clarify the effective date of FASB Staff Position No. FAS 115-2 and FAS 124-2.
         Response: We have corrected the disclosure on page 81 of the prospectus to clarify the effective dates of FSP FAS 115-2 and FAS 124-2.
Federal Income Tax Considerations, page 127
20.	Revise the statement “This is a general discussion of the material United States federal income tax considerations...” on page 127 to indicate that this is Stevens & Lee’s opinion as to the tax considerations. Similarly revise the statements “we intend to take the position that...” to states that the discussion is Stevens & Lee’s opinion. These statements appear in the paragraphs following the headings “The Conversion” and “Tax Consequences of Subscription Rights” on page 128. Please also revise the tax opinion filed as exhibit 8.1 to clarify that the discussion in the registration statement is Stevens & Lee’s opinion.
         Response: We have revised the disclosure on pages 128 to 129 of the prospectus to indicate that the statements of United States federal income tax law, or legal conclusions with respect to United States federal income tax law in the Registration Statement constitute the opinion of Stevens & Lee. We have not changed the disclosure at page 129 of prospectus following the heading “Tax Consequences of Subscription Rights” because we do not believe that the change that the Staff has requested is consistent with our opinion regarding the uncertainty of existing federal income tax law with respect to the receipt of subscription rights in connection with the conversion of a mutual insurance company, which we believe we are obligated to communicate to eligible members of Penn Millers and other potential purchasers to whom this section of the Registration Statement is addressed. Accordingly, we have changed the third sentence of this section at page 129 to read as follows: “Nevertheless, based on the advice of Stevens & Lee, we believe, and we intend to take the position that. . . .”
         We have revised the tax opinion filed as Exhibit 8.1 to clarify that the statements of United States federal income tax law, or legal conclusions with respect to United States federal income tax law in the Registration Statement constitute the opinion of Stevens & Lee.
21.	Please revise the discussion on page 129 to provide Stevens & Lee’s opinion as to whether or not the subscription rights will have a fair market value.

U.S. Securities and Exchange Commission
Division of Corporate Finance
June 29, 2009

         Response: We believe it would be inappropriate and misleading for Stevens & Lee to provide an opinion as to whether or not the subscription rights will have a fair market value. Stevens & Lee is a law firm. It has no expertise in financial accounting or valuation matters, and law firms do not express opinions regarding the fair market value of any property right.
Management
Compensation Discussion and Analysis, page 140
22.	We note your response to comment 36. Please note that disclosure of targets is required regardless of whether or not bonuses are paid. Please revise to disclose the segment and company wide targets.
         Response: We have added the disclosures requested to page 144 of the prospectus.
Exhibits
23.	Please file the Employee Stock Ownership Plan as an exhibit to the registration statement.
         Response: The Employee Stock Ownership Plan has been filed as exhibit 10.19 with this Amendment No. 2.
24.	Please file all remaining exhibits as soon as practicable. We will need to review these exhibits once they have been filed and may have additional comments.
         Response: We have filed all of the remaining exhibits with this Amendment No. 2 except Exhibits 10.2 -10.5, 10.8, and 99.6.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
(2) Summary of Significant Accounting Policies

U.S. Securities and Exchange Commission
Division of Corporate Finance
June 29, 2009

(o) Goodwill, page F-15
25.	Please revise your discussion on page F-14 that was provided in response to prior comment 39 to describe the types of information obtained during the selling process indicating that goodwill was impaired.
         Response: We have revised the discussion on page F-35 and F-62 to clarify that non-binding offers received during the selling process at prices less than the carrying amount, and the further deterioration of economic conditions indicated to us that the EIG reporting unit was below its carrying amount.
(12) Liability for Losses and Loss Adjustment Expenses, page F-34
26.	Refer to your response to prior comment 41. Please separately quantify the favorable or unfavorable development that is attributable to each factor, frequency and severity. If you are unable to separately quantify these factors, please state this fact and disclose why you are unable to quantify.
         Response: We have revised our disclosure on page F-55 to explain that it is impracticable to definitively quantify the frequency and severity factors that impact the favorable or unfavorable development. A significant portion of our loss and loss adjustment expense reserves is attributable to losses that impact all major lines of business, and are not directly associated with claim counts, primarily our Other segment and the Adjusting and Other category of loss adjustment expenses. When evaluating the incremental changes in estimates from year to year, the specific quantification of the relative impact of frequency and severity on the development may be statistically skewed by changes in the estimates of ultimate incurred losses for these portions of the business. Further segmentation and analysis of our data to properly identify and adjust for any such anomalies would create an undue administrative burden without providing any material added value to the reader of the financial statements. Therefore, our evaluation of the significant drivers behind our loss development focuses on the broad accident year trends in frequency and severity that have developed on claim-specific losses in the major lines of business. Our disclosure has been revised as follows:
Our evaluation of the significant drivers behind our loss development focuses on the broad accident year trends in frequency and severity that have developed on claim-specific losses in the major lines of business. A significant portion of our ultimate loss and loss adjustment reserve estimates are not directly associated

U.S. Securities and Exchange Commission
Division of Corporate Finance
June 29, 2009

with claim counts, primarily our Other segment and the Adjusting and Other category of loss adjustment expenses. Therefore, the definitive quantification of the relative impact of changes in frequency and severity on our development is impracticable.
(18) Segment Information, page F-37
27.	Based on your earned premium disclosure provided in the Business Section, it appears that you have information on revenue by product or group of similar products. Please revise your disclosure to provide revenue for each product or group of similar products as previously requested in prior comment 42.
         Response: We have revised our disclosure on page F-59 to provide revenue for the major lines of business that we market and sell as a packaged offering.
(20) Discontinued Operations, page F-39
28.	Please revise your disclosure to clarify how the income tax benefit on EIG’s loss for the year ending December 31, 2008 was computed. Tell us how you allocated income tax expense or benefit among continuing and discontinued operations in 2008. Please refer to paragraph 35 of SFAS 109.
         Response: In accordance with paragraph 35 of SFAS 109, income tax expense or benefit for the year was allocated among continuing operations and discontinued operations. The amount allocated to continuing operations was the tax effect of the pretax loss from continuing operations that occurred during the year, adjusted for changes in circumstances that caused a change in judgment about the realization of deferred tax assets in future years. The remainder was allocated to discontinued operations in accordance with the provisions of paragraph 38 of SFAS 109. We have revised our disclosure on F-63 to clarify how the income tax benefit on EIG’s loss for the year ending December 31, 2008 was computed. Please note that the effective tax rate on the loss from discontinued operations in 2008 was lowered due to a permanent difference related to the goodwill write off.

U.S. Securities and Exchange Commission
Division of Corporate Finance
June 29, 2009

*  *  *  *  *
     If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (717) 399-6632 or my or my colleague John Talbot at (610) 205-6029.
Very truly yours,
STEVENS & LEE
/s/ Wesley R. Kelso
Wesley R. Kelso